Exhibit 99.2

Unaudited financial statements and operating information
Index:
(Click on the link below for desired data)
Statement of Income and Earnings per Share
Summarised Balance Sheet
Summarised Statement of Cash Flows
Earnings by Business Segment and Identified Items
Capital Investment
Additional Segmental Information
Price and Margin Information (period average)
Upstream — Operational data
Downstream — Operational data
Cautionary Statement

Statement of Income and Earnings per Share

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Statement of income

$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Revenue	72,156	82,644	76,435	75,496	306,731	75,964	83,127	84,254	75,500	318,845
Share of profit of equity-accounted investments	1,573	1,080	3,081	1,389	7,123	1,823	1,829	1,358	1,661	6,671
Interest and other income[1]	779	424	917	425	2,545	621	235	447	697	2,000
Total revenue and other income	74,508	84,148	80,433	77,310	316,399	78,408	85,191	86,059	77,858	327,516
Purchases[2]	52,491	62,747	53,941	56,308	225,487	54,627	59,628	62,241	54,349	230,845
Production and manufacturing expenses	3,651	3,824	4,341	5,027	16,843	4,651	5,004	4,828	5,318	19,801
Selling, distribution and administrative expenses	3,321	3,736	3,631	4,092	14,780	3,305	4,366	4,005	4,592	16,268
Research and development	83	127	95	212	517	142	167	192	311	812
Exploration	246	235	228	448	1,157	259	227	380	532	1,398
Depreciation, depletion and amortisation	3,154	3,137	2,903	2,787	11,981	2,812	3,132	3,365	3,306	12,615
Interest expense	268	286	252	261	1,067	286	275	286	302	1,149
Income before taxation	11,294	10,056	15,042	8,175	44,567	12,326	12,392	10,762	9,148	44,628
Taxation	4,274	4,595	5,558	3,572	17,999	5,310	4,865	4,507	3,635	18,317
Income from continuing operations	7,020	5,461	9,484	4,603	26,568	7,016	7,527	6,255	5,513	26,311
Income/(loss) from discontinued operations	(214)	—	(93)	—	(307)	—	—	—	—	—
Income for the period	6,806	5,461	9,391	4,603	26,261	7,016	7,527	6,255	5,513	26,311
Income attributable to minority interest	131	225	359	235	950	123	203	313	230	869

Income attributable to Royal Dutch Shell plc shareholders	6,675	5,236	9,032	4,368	25,311	6,893	7,324	5,942	5,283	25,442

Estimated CCS adjustment for Downstream	(1,220)	(589)	(1,844)	1,073	(2,580)	(805)	(1,010)	1,006	732	(77)
CCS earnings	5,455	4,647	7,188	5,441	22,731	6,088	6,314	6,948	6,015	25,365

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Basic earnings per share
Earnings per share ($)	0.99	0.78	1.35	0.67	3.79	1.06	1.13	0.94	0.84	3.97
CCS earnings per share ($)	0.82	0.69	1.08	0.83	3.42	0.94	0.98	1.09	0.95	3.96
Diluted earnings per share
Earnings per share ($)	0.99	0.78	1.35	0.66	3.78	1.05	1.13	0.94	0.83	3.95
CCS earnings per share ($)	0.82	0.69	1.07	0.83	3.41	0.93	0.97	1.09	0.95	3.94
Shares[3]
Millions
Weighted average number of shares as the basis for:
Basic earnings per share	6,733.92	6,724.55	6,676.45	6,563.65	6,674.18	6,509.81	6,457.55	6,373.94	6,314.81	6,413.38
Diluted earnings per share	6,751.69	6,744.10	6,703.54	6,586.40	6,694.43	6,535.30	6,483.14	6,399.75	6,341.90	6,439.98
Basic shares outstanding at the end of the period	6,724.67	6,726.74	6,608.17	6,525.10		6,485.43	6,413.97	6,336.32	6,298.76

[1]	Includes gains/(losses) on sale of assets

[2]	Includes inventory movements

[3]	Royal Dutch Shell ordinary shares of €0.07 each.

Statement of Income and Earnings per Share

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Statement of income

														Nine months
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Revenue	73,480	84,896	90,703	106,703	355,782	114,302	131,419	131,567	81,073	458,361	58,222	63,882	75,009	197,113
Share of profit of equity-accounted investments	1,808	2,138	1,912	2,376	8,234	2,425	2,671	2,000	350	7,446	928	1,535	746	3,209
Interest and other income[1]	1,314	1,652	394	2,400	5,760	625	1,318	1,911	1,279	5,133	291	826	271	1,388
Total revenue and other income	76,602	88,686	93,009	111,479	369,776	117,352	135,408	135,478	82,702	470,940	59,441	66,243	76,026	201,710
Purchases[2]	52,664	60,942	68,392	80,257	262,255	88,190	99,796	104,658	66,943	359,587	40,288	46,127	55,781	142,196
Production and manufacturing expenses	4,871	5,342	5,238	7,768	23,219	5,525	6,675	6,619	6,746	25,565	5,942	6,092	5,885	17,919
Selling, distribution and administrative expenses	3,664	4,112	3,784	4,889	16,449	3,933	4,415	4,123	4,435	16,906	3,649	3,943	4,306	11,898
Research and development	183	155	386	443	1,167	268	289	289	384	1,230	207	269	318	794
Exploration	263	402	576	581	1,822	286	343	731	635	1,995	348	524	637	1,509
Depreciation, depletion and amortisation	3,260	3,238	2,842	3,840	13,180	3,146	3,439	3,387	3,684	13,656	3,090	3,279	4,341	10,710
Interest expense	224	269	302	313	1,108	298	334	204	345	1,181	183	166	189	538
Income before taxation	11,473	14,226	11,489	13,388	50,576	15,706	20,117	15,467	(470)	50,820	5,734	5,843	4,569	16,146
Taxation	4,032	5,415	4,448	4,755	18,650	6,505	8,363	6,987	2,489	24,344	2,218	1,940	1,281	5,439
Income from continuing operations	7,441	8,811	7,041	8,633	31,926	9,201	11,754	8,480	(2,959)	26,476	3,516	3,903	3,288	10,707
Income/(loss) from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income for the period	7,441	8,811	7,041	8,633	31,926	9,201	11,754	8,480	(2,959)	26,476	3,516	3,903	3,288	10,707
Income attributable to minority interest	160	144	125	166	595	118	198	32	(149)	199	28	81	41	150

Income attributable to Royal Dutch Shell plc shareholders	7,281	8,667	6,916	8,467	31,331	9,083	11,556	8,448	(2,810)	26,277	3,488	3,822	3,247	10,557

Estimated CCS adjustment for Downstream	(349)	(1,111)	(524)	(1,783)	(3,767)	(1,307)	(3,654)	2,455	7,595	5,089	(191)	(1,482)	(257)	(1,930)
CCS earnings	6,932	7,556	6,392	6,684	27,564	7,776	7,902	10,903	4,785	31,366	3,297	2,340	2,990	8,627

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Basic earnings per share
Earnings per share ($)	1.16	1.38	1.10	1.36	5.00	1.47	1.87	1.37	(0.44)	4.27	0.57	0.62	0.53	1.72
CCS earnings per share ($)	1.10	1.20	1.02	1.07	4.39	1.26	1.28	1.77	0.78	5.09	0.54	0.38	0.49	1.41
Diluted earnings per share
Earnings per share ($)	1.15	1.38	1.10	1.36	4.99	1.46	1.87	1.37	(0.44)	4.26	0.57	0.62	0.53	1.72
CCS earnings per share ($)	1.10	1.20	1.02	1.07	4.39	1.25	1.28	1.77	0.78	5.08	0.54	0.38	0.49	1.41
Shares[3]
Millions
Weighted average number of shares as the basis for:
Basic earnings per share	6,287.03	6,281.73	6,261.71	6,225.28	6,263.76	6,195.53	6,170.33	6,147.27	6,123.80	6,159.10	6,121.60	6,126.67	6,127.02	6,125.12
Diluted earnings per share	6,306.46	6,303.11	6,285.82	6,248.83	6,283.76	6,211.42	6,189.06	6,159.79	6,127.55	6,171.49	6,124.49	6,129.36	6,131.04	6,128.20
Basic shares outstanding at the end of the period	6,282.93	6,276.78	6,245.31	6,210.36		6,187.00	6,159.08	6,133.41	6,121.74		6,124.91	6,127.36	6,125.18

[1]	Includes gains/(losses) on sale of assets

[2]	Includes inventory movements

[3]	Royal Dutch Shell ordinary shares of €0.07 each.

Summarised Balance Sheet

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	At the end of				At the end of
$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Assets
Non-current assets:
Intangible assets	4,428	4,403	4,361	4,350	4,444	4,721	4,697	4,808
Property, plant and equipment	85,779	84,816	85,601	87,558	88,537	94,102	96,133	100,988
Investments:
- equity-accounted investments	18,763	18,679	17,138	16,905	18,153	19,083	19,453	20,740
- financial assets	3,704	3,401	3,236	3,672	3,929	3,912	3,914	4,493
Deferred tax	2,775	2,961	3,039	2,562	2,393	2,259	2,664	2,968
Pre-paid pension costs	2,250	2,320	2,453	2,486	2,742	3,143	3,459	3,926
Other	6,206	4,411	4,102	4,091	4,667	4,569	4,598	5,468
	123,905	120,991	119,930	121,624	124,865	131,789	134,918	143,391

Current assets:
Inventories	17,517	18,566	21,490	19,776	21,600	24,660	23,391	23,215
Accounts receivable	45,153	51,420	83,812	66,386	60,801	62,327	63,895	59,668
Cash and cash equivalents	10,082	11,520	15,998	11,730	12,767	11,774	11,240	9,002
	72,752	81,506	121,300	97,892	95,168	98,761	98,526	91,885

Total assets	196,657	202,497	241,230	219,516	220,033	230,550	233,444	235,276

Liabilities
Non-current liabilities:
Debt	8,000	7,905	7,795	7,578	7,347	8,472	7,665	9,713
Deferred tax	12,625	12,807	12,411	10,763	11,061	12,007	12,485	13,094
Retirement benefit obligations	6,358	6,239	6,018	5,807	5,926	6,271	6,298	6,096
Other provisions	6,821	6,781	7,114	7,385	7,708	8,682	8,793	10,355
Other	5,788	4,020	4,395	5,095	4,550	4,650	4,346	4,325
	39,592	37,752	37,733	36,628	36,592	40,082	39,587	43,583

Current liabilities:
Debt	5,718	5,479	6,714	5,338	5,185	6,112	6,395	6,060
Accounts payable and accrued liabilities	45,820	52,678	82,912	69,013	62,350	63,701	64,445	62,556
Taxes payable	11,228	10,789	12,510	8,782	11,047	10,525	10,679	6,021
Retirement benefit obligations	308	300	302	282	289	285	284	319
Other provisions	1,576	1,430	1,254	1,549	1,599	1,612	1,763	1,792
	64,650	70,676	103,692	84,964	80,470	82,235	83,566	76,748

Total liabilities	104,242	108,428	141,425	121,592	117,062	122,317	123,153	120,331

Equity attributable to Royal Dutch Shell plc shareholders	86,738	87,829	92,353	90,924	95,501	100,213	101,604	105,726
Minority interest	5,677	6,240	7,452	7,000	7,470	8,020	8,687	9,219
Total equity	92,415	94,069	99,805	97,924	102,971	108,233	110,291	114,945

Total liabilities and equity	196,657	202,497	241,230	219,516	220,033	230,550	233,444	235,276

Summarised Balance Sheet

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	At the end of				At the end of				At the end of
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009
Assets
Non-current assets:
Intangible assets	5,117	5,126	5,307	5,366	5,282	5,336	5,541	5,021	4,961	5,197	5,288
Property, plant and equipment	103,624	90,584	96,611	101,521	105,806	109,191	114,193	112,038	113,255	121,708	127,207
Investments:
- equity-accounted investments	22,001	27,185	28,717	29,153	31,198	32,514	31,630	28,327	28,516	29,986	30,265
- financial assets	3,538	2,954	2,987	3,461	3,333	2,975	2,952	4,065	4,092	4,130	4,187
Deferred tax	3,135	3,108	3,375	3,253	3,409	4,089	3,978	3,418	3,464	4,144	4,309
Pre-paid pension costs	4,289	4,772	5,045	5,559	5,878	6,215	6,205	6,198	5,575	9,640	9,691
Other	5,285	5,548	5,903	5,760	6,406	6,504	6,219	6,764	6,976	8,886	9,646
	146,989	139,277	147,945	154,073	161,312	166,824	170,718	165,831	166,839	183,691	190,593

Current assets:
Inventories	23,960	26,497	27,906	31,503	32,184	39,624	33,442	19,342	21,404	24,921	25,420
Accounts receivable	58,998	60,649	61,636	74,238	87,507	127,241	90,100	82,040	77,116	72,529	66,966
Cash and cash equivalents	11,184	15,117	14,092	9,656	14,417	8,990	7,821	15,188	15,961	10,596	14,275
	94,142	102,263	103,634	115,397	134,108	175,855	131,363	116,570	114,481	108,046	106,661

Total assets	241,131	241,540	251,579	269,470	295,420	342,679	302,081	282,401	281,320	291,737	297,254

Liabilities
Non-current liabilities:
Debt	11,978	12,236	12,660	12,363	11,378	11,072	10,742	13,772	18,341	25,469	31,522
Deferred tax	13,114	13,159	13,665	13,039	13,473	13,994	14,688	12,518	12,778	13,726	13,917
Retirement benefit obligations	6,219	6,282	6,449	6,165	6,304	6,162	5,961	5,469	5,463	5,787	5,918
Other provisions	10,514	10,877	12,467	13,658	14,016	14,086	13,499	12,570	12,444	13,259	13,523
Other	4,154	3,784	3,797	3,893	4,189	4,857	4,088	3,677	3,642	4,619	4,719
	45,979	46,338	49,038	49,118	49,360	50,171	48,978	48,006	52,668	62,860	69,599

Current liabilities:
Debt	5,393	5,266	4,683	5,736	5,684	5,352	5,984	9,497	6,693	4,621	4,774
Accounts payable and accrued liabilities	64,156	61,978	63,224	75,697	89,531	126,246	88,387	85,091	81,554	76,298	69,489
Taxes payable	9,835	11,214	12,144	9,733	14,412	15,895	15,632	8,107	9,849	10,205	11,879
Retirement benefit obligations	326	324	338	426	455	419	369	383	386	410	435
Other provisions	1,932	2,076	2,126	2,792	2,815	2,687	2,356	2,451	2,229	2,221	2,566
	81,642	80,858	82,515	94,384	112,897	150,599	112,728	105,529	100,711	93,755	89,143

Total liabilities	127,621	127,196	131,553	143,502	162,257	200,770	161,706	153,535	153,379	156,615	158,742

Equity attributable to Royal Dutch Shell plc shareholders	105,105	112,621	118,194	123,960	131,130	139,809	138,469	127,285	126,434	133,509	136,863
Minority interest	8,405	1,723	1,832	2,008	2,033	2,100	1,906	1,581	1,507	1,613	1,649
Total equity	113,510	114,344	120,026	125,968	133,163	141,909	140,375	128,866	127,941	135,122	138,512

Total liabilities and equity	241,131	241,540	251,579	269,470	295,420	342,679	302,081	282,401	281,320	291,737	297,254

Summarised Statement of Cash Flows

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$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Cash flow from operating activities:
Income for the period	6,806	5,461	9,391	4,603	26,261	7,016	7,527	6,255	5,513	26,311
Adjustment for:
- Current taxation	4,311	5,086	5,548	4,490	19,435	5,015	4,763	4,403	3,157	17,338
- Interest (income)/expense	160	204	120	148	632	232	121	145	218	716
- Depreciation, depletion and amortisation	3,155	3,136	2,903	2,787	11,981	2,812	3,132	3,365	3,306	12,615
- (Gains)/losses on sale of assets	(558)	(193)	(352)	(210)	(1,313)	(185)	(8)	(86)	(292)	(571)
- Decrease/(increase) in net working capital	(1,551)	(1,918)	(5,490)	3,295	(5,664)	(1,979)	(3,276)	560	643	(4,052)
- Share of profit of equity-accounted investments	(1,359)	(1,080)	(3,073)	(1,611)	(7,123)	(1,823)	(1,829)	(1,358)	(1,661)	(6,671)
- Dividends received from equity-accounted investments	992	1,515	2,761	1,441	6,709	1,060	1,556	1,450	1,422	5,488
- Deferred taxation and other provisions	(392)	(142)	(112)	(869)	(1,515)	578	903	133	219	1,833
- Other	303	(246)	(1,159)	1,055	(47)	(507)	489	(299)	51	(266)
Cash flow from operating activities (pre-tax)	11,867	11,823	10,537	15,129	49,356	12,219	13,378	14,568	12,576	52,741

Taxation paid	(3,187)	(5,501)	(3,891)	(6,664)	(19,243)	(4,395)	(5,544)	(4,489)	(6,617)	(21,045)

Cash flow from operating activities	8,680	6,322	6,646	8,465	30,113	7,824	7,834	10,079	5,959	31,696

Cash flow from investing activities:
Capital expenditure	(2,934)	(3,736)	(3,787)	(5,447)	(15,904)	(3,819)	(6,630)	(5,408)	(7,065)	(22,922)
Investments in equity-accounted investments	(188)	(243)	(135)	(139)	(705)	(231)	(177)	(126)	(317)	(851)
Proceeds from sale of assets	1,008	490	416	396	2,310	506	211	289	605	1,611
Proceeds from sale of equity-accounted investments	50	182	3,869	212	4,313	8	36	37	201	282
Proceeds from sale of /(additions to) financial assets	(24)	274	113	(1)	362	(40)	29	(22)	55	22
Interest received	190	177	251	245	863	234	240	285	238	997
Cash flow from investing activities	(1,898)	(2,856)	727	(4,734)	(8,761)	(3,342)	(6,291)	(4,945)	(6,283)	(20,861)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months[1]	(725)	(71)	1,087	(1,773)	(956)	(204)	887	(732)	124	75
Other debt:
- New borrowings	—	—	—	—	2,130	784	1,098	191	2,190	4,263
- Repayments	—	—	—	—	(2,656)	(925)	(133)	(302)	(872)	(2,232)
Interest paid	(254)	(275)	(284)	(311)	(1,124)	(361)	(261)	(330)	(344)	(1,296)
Change in minority interest	351	452	90	250	1,143	360	423	287	364	1,434
Net issue/(repurchase) of shares	(500)	—	(1,938)	(2,550)	(4,988)	(1,344)	(2,512)	(2,801)	(1,390)	(8,047)
Dividends paid to:
- Royal Dutch Shell plc shareholders	(4,776)	(2,009)	(1,902)	(1,869)	(10,556)	(1,838)	(2,091)	(2,083)	(2,130)	(8,142)
- Minority interest	(47)	(58)	(130)	(58)	(293)	(44)	(161)	(53)	(31)	(289)
Treasury shares:
- Net sales/(purchases) and dividends received	143	103	169	(37)	378	91	135	149	118	493
Payments to former Royal Dutch shareholders	—	—	—	(1,651)	(1,651)	—	—	—	—	—
Cash flow from financing activities	(5,808)	(1,858)	(2,908)	(7,999)	(18,573)	(3,481)	(2,615)	(5,674)	(1,971)	(13,741)
Currency translation differences relating to cash and cash equivalents	(93)	(170)	13	—	(250)	36	79	6	57	178
Increase/(decrease) in cash and cash equivalents	881	1,438	4,478	(4,268)	2,529	1,037	(993)	(534)	(2,238)	(2,728)

Cash and cash equivalents at beginning of period	9,201	10,082	11,520	15,998	9,201	11,730	12,767	11,774	11,240	11,730

Cash and cash equivalents at end of period	10,082	11,520	15,998	11,730	11,730	12,767	11,774	11,240	9,002	9,002

[1]	The quarterly numbers in 2005 represent the net increase/(decrease) in the total debt.

Summarised Statement of Cash Flows

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														Nine months
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Cash flow from operating activities:
Income for the period	7,441	8,811	7,041	8,633	31,926	9,201	11,754	8,480	(2,959)	26,476	3,516	3,903	3,288	10,707
Adjustment for:
- Current taxation	4,267	5,460	4,798	5,551	20,076	6,405	8,701	6,935	2,411	24,452	1,844	2,367	1,677	5,888
- Interest (income)/expense	198	130	126	96	550	178	269	178	414	1,039	330	370	157	857
- Depreciation, depletion and amortisation	3,260	3,238	2,842	3,840	13,180	3,146	3,439	3,387	3,684	13,656	3,090	3,279	4,341	10,710
- (Gains)/losses on sale of assets	(362)	(1,133)	(55)	(1,799)	(3,349)	(281)	(757)	(1,799)	(1,234)	(4,071)	(147)	(138)	(81)	(366)
- Decrease/(increase) in net working capital	(399)	(1,704)	(728)	(3,375)	(6,206)	2,784	(11,751)	2,215	14,687	7,935	(365)	(2,835)	(384)	(3,584)
- Share of profit of equity-accounted investments	(1,808)	(2,138)	(1,912)	(2,376)	(8,234)	(2,425)	(2,671)	(2,000)	(350)	(7,446)	(928)	(1,535)	(746)	(3,209)
- Dividends received from equity-accounted investments	1,587	1,519	1,567	2,282	6,955	1,752	2,447	2,604	2,522	9,325	977	1,242	993	3,212
- Deferred taxation and other provisions	(152)	214	(109)	(726)	(773)	322	(152)	(95)	(1,105)	(1,030)	365	(951)	(401)	(987)
- Other	(447)	(676)	346	(24)	(801)	94	10	(618)	(35)	(549)	141	(1,931)	332	(1,458)
Cash flow from operating activities (pre-tax)	13,585	13,721	13,916	12,102	53,324	21,176	11,289	19,287	18,035	69,787	8,823	3,771	9,176	21,770

Taxation paid	(2,404)	(4,873)	(4,777)	(6,809)	(18,863)	(4,314)	(7,121)	(6,686)	(7,748)	(25,869)	(1,264)	(2,852)	(1,826)	(5,942)

Cash flow from operating activities	11,181	8,848	9,139	5,293	34,461	16,862	4,168	12,601	10,287	43,918	7,559	919	7,350	15,828

Cash flow from investing activities:
Capital expenditure	(5,361)	(5,652)	(5,550)	(8,013)	(24,576)	(7,429)	(7,352)	(12,392)	(7,892)	(35,065)	(5,985)	(6,806)	(6,219)	(19,010)
Investments in equity-accounted investments	(370)	(319)	(644)	(519)	(1,852)	(616)	(521)	(555)	(193)	(1,885)	(436)	(1,418)	(448)	(2,302)
Proceeds from sale of assets	380	6,270	174	1,742	8,566	445	2,026	1,087	1,179	4,737	204	274	327	805
Proceeds from sale of equity-accounted investments	115	279	57	561	1,012	61	272	1,160	569	2,062	17	203	267	487
Proceeds from sale of /(additions to) financial assets	555	585	35	(120)	1,055	10	275	(25)	(36)	224	6	(58)	(16)	(68)
Interest received	285	295	292	353	1,225	285	269	267	191	1,012	101	69	118	288
Cash flow from investing activities	(4,396)	1,458	(5,636)	(5,996)	(14,570)	(7,244)	(5,031)	(10,458)	(6,182)	(28,915)	(6,093)	(7,736)	(5,971)	(19,800)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months[1]	240	(1,471)	459	317	(455)	(863)	839	215	3,970	4,161	(3,588)	(2,046)	(57)	(5,691)
Other debt:
- New borrowings	2,402	1,920	48	195	4,565	185	131	238	3,001	3,555	6,884	7,044	5,353	19,281
- Repayments	(1,152)	(274)	(1,188)	(182)	(2,796)	(664)	(1,479)	(166)	(581)	(2,890)	(1,386)	(430)	(241)	(2,057)
Interest paid	(351)	(290)	(282)	(312)	(1,235)	(298)	(369)	(295)	(409)	(1,371)	(262)	(262)	(86)	(610)
Change in minority interest	(3,110)	(3,585)	(10)	(52)	(6,757)	(7)	34	(18)	31	40	12	7	23	42
Net issue/(repurchase) of shares	(486)	(900)	(1,463)	(1,538)	(4,387)	(1,073)	(1,350)	(848)	(302)	(3,573)	—	—	—	—
Dividends paid to:
- Royal Dutch Shell plc shareholders	(2,100)	(2,300)	(2,283)	(2,318)	(9,001)	(2,329)	(2,489)	(2,290)	(2,408)	(9,516)	(2,405)	(2,852)	(2,656)	(7,913)
- Minority interest	(42)	(77)	(67)	(17)	(203)	(51)	(115)	(105)	(54)	(325)	(30)	(69)	(65)	(164)
Treasury shares:
- Net sales/(purchases) and dividends received	(16)	568	200	124	876	200	242	36	47	525	136	(49)	(17)	70
Payments to former Royal Dutch shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash flow from financing activities	(4,615)	(6,409)	(4,586)	(3,783)	(19,393)	(4,900)	(4,556)	(3,233)	3,295	(9,394)	(639)	1,343	2,254	2,958
Currency translation differences relating to cash and cash equivalents	12	36	58	50	156	43	(8)	(79)	(33)	(77)	(54)	109	46	101
Increase/(decrease) in cash and cash equivalents	2,182	3,933	(1,025)	(4,436)	654	4,761	(5,427)	(1,169)	7,367	5,532	773	(5,365)	3,679	(913)

Cash and cash equivalents at beginning of period	9,002	11,184	15,117	14,092	9,002	9,656	14,417	8,990	7,821	9,656	15,188	15,961	10,596	15,188

Cash and cash equivalents at end of period	11,184	15,117	14,092	9,656	9,656	14,417	8,990	7,821	15,188	15,188	15,961	10,596	14,275	14,275

[1]	The quarterly numbers in 2005 represent the net increase/(decrease) in the total debt.

Earnings by Business Segment and Identified Items
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Earnings by Business Segment

$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Upstream*[1]
Europe	1,241	613	2,594	1,245	5,693	1,771	1,410	721	1,550	5,452
Asia Pacific	495	615	733	660	2,503	804	664	795	643	2,906
Other	411	429	901	882	2,623	673	1,129	1,450	1,163	4,415
International	2,147	1,657	4,228	2,787	10,819	3,248	3,203	2,966	3,356	12,773
Americas	1,289	1,105	1,309	1,305	5,008	1,264	1,314	1,562	939	5,079
	3,436	2,762	5,537	4,092	15,827	4,512	4,517	4,528	4,295	17,852
*Of which :
Integrated gas[2]	497	271	741	786	2,295	563	420	957	702	2,642
Downstream (CCS basis)
Oil Products	1,863	2,017	1,649	1,792	7,321	1,324	2,060	2,156	1,463	7,003
Chemicals[3]	354	280	140	8	782	139	348	335	273	1,095
	2,217	2,297	1,789	1,800	8,103	1,463	2,408	2,491	1,736	8,098
Corporate and Minority interest
Interest and investment income/(expense)	(70)	(74)	71	51	(22)	—	38	37	1	76
Currency exchange gains/(losses)	(40)	(6)	126	(145)	(65)	112	(73)	(19)	93	113
Other — including taxation	(3)	(133)	(27)	(78)	(241)	115	(413)	248	155	105
Corporate	(113)	(213)	170	(172)	(328)	227	(448)	266	249	294
Minority interest	(85)	(199)	(308)	(279)	(871)	(114)	(163)	(337)	(265)	(879)
	(198)	(412)	(138)	(451)	(1,199)	113	(611)	(71)	(16)	(585)
CCS earnings	5,455	4,647	7,188	5,441	22,731	6,088	6,314	6,948	6,015	25,365
Summary of Identified Items

$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Upstream*[1]
Europe	(24)	(169)	1,883	(148)	1,542	118	147	(163)	460	562
Asia Pacific	25	104	53	—	182	—	—	—	—	—
Other	(39)	(92)	(165)	167	(129)	—	—	—	(71)	(71)
International	(38)	(157)	1,771	19	1,595	118	147	(163)	389	491
Americas	45	(218)	88	133	48	(5)	157	—	(2)	150
	7	(375)	1,859	152	1,643	113	304	(163)	387	641
*Of which :
Integrated gas[2]	48	(75)	102	—	75	—	—	—	—	—
Downstream (CCS basis)
Oil Products	427	—	(60)	(91)	276	—	(65)	—	103	38
Chemicals	(217)	(80)	(184)	(84)	(565)	—	(30)	—	(83)	(113)
	210	(80)	(244)	(175)	(289)	—	(95)	—	20	(75)
Corporate and Minority interest
Corporate	—	(90)	—	93	3	—	(400)	86	108	(206)
Minority interest	—	—	(46)	(36)	(82)	—	(41)	—	—	(41)
	—	(90)	(46)	57	(79)	—	(441)	86	108	(247)
CCS earnings	217	(545)	1,569	34	1,275	113	(232)	(77)	515	319

Earnings by Business Segment (Net of Identified Items)

$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Upstream*[1]
Europe	1,265	782	711	1,393	4,151	1,653	1,263	884	1,090	4,890
Asia Pacific	470	511	680	660	2,321	804	664	795	643	2,906
Other	450	521	1,066	715	2,752	673	1,129	1,450	1,234	4,486
International	2,185	1,814	2,457	2,768	9,224	3,130	3,056	3,129	2,967	12,282
Americas	1,244	1,323	1,221	1,172	4,960	1,269	1,157	1,562	941	4,929
	3,429	3,137	3,678	3,940	14,184	4,399	4,213	4,691	3,908	17,211
*Of which :
Integrated gas[2]	449	346	639	786	2,220	563	420	957	702	2,642

Downstream (CCS basis)
Oil Products	1,436	2,017	1,709	1,883	7,045	1,324	2,125	2,156	1,360	6,965
Chemicals[3]	571	360	324	92	1,347	139	378	335	356	1,208
	2,007	2,377	2,033	1,975	8,392	1,463	2,503	2,491	1,716	8,173

Corporate and Minority interest
Corporate	(113)	(123)	170	(265)	(331)	227	(48)	180	141	500
Minority interest	(85)	(199)	(262)	(243)	(789)	(114)	(122)	(337)	(265)	(838)
	(198)	(322)	(92)	(508)	(1,120)	113	(170)	(157)	(124)	(338)

CCS earnings	5,238	5,192	5,619	5,407	21,456	5,975	6,546	7,025	5,500	25,046

[1]	Europe: Europe Asia: East Asia and Oceania Other International: Africa, Middle East and CIS Americas: North and South America

[2]	Integrated Gas is part of the Upstream segment. It incorporates Liquefied Natural Gas, including LNG marketing and trading, and Gas-to-Liquids operations, as previously reported in the Gas & Power segment.

In addition the associated upstream oil & gas production activities from projects, where there are integrated fiscal and ownership structures across the value chain, are also included in Integrated Gas. These include the Sakhalin II and North West Shelf projects that are on stream, and Pearl, Qatargas 4, Gorgon and Pluto (Woodside) projects that are currently under construction. Power generation and coal gasification activities are also included in Integrated Gas.

[3]	Includes losses from discontinued operations of $214 million in Q1 2005 and $93 million in Q3 2005.

Earnings by Business Segment and Identified Items
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Earnings by Business Segment

														Nine months
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Upstream*[1]
Europe	1,386	1,009	472	2,952	5,819	1,748	1,240	3,213	2,608	8,809	1,461	209	362	2,032
Asia Pacific	748	649	665	1,015	3,077	1,021	1,290	1,031	1,140	4,482	751	722	566	2,039
Other	927	963	1,531	136	3,557	1,470	1,638	1,833	1,066	6,007	320	471	467	1,258
International	3,061	2,621	2,668	4,103	12,453	4,239	4,168	6,077	4,814	19,298	2,532	1,402	1,395	5,329
Americas	1,260	1,466	1,433	1,482	5,641	2,100	2,689	2,570	(151)	7,208	(348)	689	148	489
	4,321	4,087	4,101	5,585	18,094	6,339	6,857	8,647	4,663	26,506	2,184	2,091	1,543	5,818
*Of which :
Integrated gas[2]	798	806	692	848	3,144	881	1,044	1,217	951	4,093	511	441	473	1,425
Downstream (CCS basis)
Oil Products	1,478	2,929	1,628	871	6,906	1,195	1,075	2,303	580	5,153	1,077	(257)	1,163	1,983
Chemicals[3]	480	494	360	348	1,682	201	(142)	116	(19)	156	(74)	(18)	129	37
	1,958	3,423	1,988	1,219	8,588	1,396	933	2,419	561	5,309	1,003	(275)	1,292	2,020
Corporate and Minority interest
Interest and investment income/(expense)	583	158	122	12	875	110	81	178	(41)	328	21	25	59	105
Currency exchange gains/(losses)	46	20	57	82	205	(62)	27	(264)	(351)	(650)	(46)	379	160	493
Other — including taxation	172	(1)	234	(98)	307	98	93	43	19	253	158	144	(17)	285
Corporate	801	177	413	(4)	1,387	146	201	(43)	(373)	(69)	133	548	202	883
Minority interest	(148)	(131)	(110)	(116)	(505)	(105)	(89)	(120)	(66)	(380)	(23)	(24)	(47)	(94)
	653	46	303	(120)	882	41	112	(163)	(439)	(449)	110	524	155	789
CCS earnings	6,932	7,556	6,392	6,684	27,564	7,776	7,902	10,903	4,785	31,366	3,297	2,340	2,990	8,627

Summary of Identified Items
														Nine months
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Upstream*[1]
Europe	(93)	19	(62)	1,317	1,181	(161)	(373)	1,737	906	2,109	233	(389)	49	(107)
Asia Pacific	—	—	—	145	145	—	47	(67)	35	15	65	70	46	181
Other	126	136	122	(827)	(443)	—	132	193	430	755	97	—	(15)	82
International	33	155	60	635	883	(161)	(194)	1,863	1,371	2,879	395	(319)	80	156
Americas	110	245	66	167	588	84	(8)	505	27	608	(65)	204	(203)	(64)
	143	400	126	802	1,471	(77)	(202)	2,368	1,398	3,487	330	(115)	(123)	92
*Of which :
Integrated gas[2]	110	473	1	145	729	—	35	104	91	230	80	(6)	125	199
Downstream (CCS basis)
Oil Products	(176)	205	121	177	327	—	(269)	477	(383)	(175)	(186)	(611)	576	(221)
Chemicals	—	—	18	(46)	(28)	—	(206)	(32)	(22)	(260)	(19)	(67)	(40)	(126)
	(176)	205	139	131	299	—	(475)	445	(405)	(435)	(205)	(678)	536	(347)

Corporate and Minority interest
Corporate	404	55	—	30	489	—	—	—	(96)	(96)	162	(17)	(42)	103
Minority interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	404	55	—	30	489	—	—	—	(96)	(96)	162	(17)	(42)	103

CCS earnings	371	660	265	963	2,259	(77)	(677)	2,813	897	2,956	287	(810)	371	(152)

Earnings by Business Segment (Net of Identified Items)

$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Upstream*[1]
Europe	1,479	990	534	1,635	4,638	1,909	1,613	1,476	1,702	6,700	1,228	598	313	2,139
Asia Pacific	748	649	665	870	2,932	1,021	1,243	1,098	1,105	4,467	686	652	520	1,858
Other	801	827	1,409	963	4,000	1,470	1,506	1,640	636	5,252	223	471	482	1,176
International	3,028	2,466	2,608	3,468	11,570	4,400	4,362	4,214	3,443	16,419	2,137	1,721	1,315	5,173
Americas	1,150	1,221	1,367	1,315	5,053	2,016	2,697	2,065	(178)	6,600	(283)	485	351	553
	4,178	3,687	3,975	4,783	16,623	6,416	7,059	6,279	3,265	23,019	1,854	2,206	1,666	5,726
*Of which :
Integrated gas[2]	688	333	691	703	2,415	881	1,009	1,113	860	3,863	431	447	348	1,226
Downstream (CCS basis)
Oil Products	1,654	2,724	1,507	694	6,579	1,195	1,344	1,826	963	5,328	1,263	354	587	2,204
Chemicals[3]	480	494	342	394	1,710	201	64	148	3	416	(55)	49	169	163
	2,134	3,218	1,849	1,088	8,289	1,396	1,408	1,974	966	5,744	1,208	403	756	2,367
Corporate and Minority interest
Corporate	397	122	413	(34)	898	146	201	(43)	(277)	27	(29)	565	244	780
Minority interest	(148)	(131)	(110)	(116)	(505)	(105)	(89)	(120)	(66)	(380)	(23)	(24)	(47)	(94)
	249	(9)	303	(150)	393	41	112	(163)	(343)	(353)	(52)	541	197	686
CCS earnings	6,561	6,896	6,127	5,721	25,305	7,853	8,579	8,090	3,888	28,410	3,010	3,150	2619	8,779

[1]	Europe: Europe Asia: East Asia and Oceania Other International: Africa, Middle East and CIS Americas: North and South America

[2]	Integrated Gas is part of the Upstream segment. It incorporates Liquefied Natural Gas, including LNG marketing and trading, and Gas-to-Liquids operations, as previously reported in the Gas & Power segment.

In addition the associated upstream oil & gas production activities from projects, where there are integrated fiscal and ownership structures across the value chain, are also included in Integrated Gas. These include the Sakhalin II and North West Shelf projects that are on stream, and Pearl, Qatargas 4, Gorgon and Pluto (Woodside) projects that are currently under construction. Power generation and coal gasification activities are also included in Integrated Gas.

[3]	Includes losses from discontinued operations of $214 million in Q1 2005 and $93 million in Q3 2005.

Capital Investment Back to Index

$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Capital expenditure:
Upstream
Europe	372	445	489	593	1,899	449	580	579	992	2,600
Asia Pacific	162	211	255	555	1,183	253	298	344	428	1,323
Other	1,520	1,796	1,620	2,032	6,968	1,466	1,665	2,321	2,159	7,611
International	2,054	2,452	2,364	3,180	10,050	2,168	2,543	3,244	3,579	11,534
Americas	389	440	564	984	2,377	1,040	3,291	1,301	1,477	7,109
Total	2,443	2,892	2,928	4,164	12,427	3,208	5,834	4,545	5,056	18,643

Downstream
Oil Products	355	651	698	1,110	2,814	510	770	932	1,151	3,363
Chemicals	80	117	98	92	387	86	110	219	406	821
Total	435	768	796	1,202	3,201	596	880	1,151	1,557	4,184

Corporate	56	76	63	93	288	18	1	—	250	269
Total capital expenditure	2,934	3,736	3,787	5,459	15,916	3,822	6,715	5,696	6,863	23,096

Exploration expense	118	156	183	358	815	177	203	228	341	949
New equity in equity-accounted investments	59	137	97	97	390	69	139	115	275	598
New loans to equity-accounted investments	129	106	38	42	315	162	38	11	42	253

Total Capital Investment*	3,240	4,135	4,105	5,956	17,436	4,230	7,095	6,050	7,521	24,896

* Comprising:
Upstream**	2,691	3,209	3,181	4,617	13,698	3,566	6,176	4,869	5,670	20,281
Upstream International	2,246	2,677	2,522	3,420	10,865	2,422	2,797	3,470	3,978	12,667
Upstream Americas	445	532	659	1,197	2,833	1,144	3,379	1,399	1,692	7,614
Downstream	493	849	861	1,247	3,450	646	918	1,181	1,601	4,346
Oil Products	355	658	709	1,129	2,851	518	800	962	1,189	3,469
Chemicals	138	191	152	118	599	128	118	219	412	877
Corporate	56	77	63	92	288	18	1	—	250	269
Total	3,240	4,135	4,105	5,956	17,436	4,230	7,095	6,050	7,521	24,896

**Of which :
Integrated gas	1,008	1,223	1,136	1,433	4,800	1,064	1,266	1,878	1,860	6,068

Capital Investment Back to Index

														Nine months
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Capital expenditure:
Upstream
Europe	481	577	753	859	2,670	654	700	731	605	2,690	483	597	667	1,747
Asia Pacific	308	380	355	415	1,458	286	371	394	669	1,720	492	452	469	1,413
Other	2,232	1,735	1,801	2,009	7,777	1,759	2,316	2,342	2,302	8,719	2,252	1,833	2,430	6,515
International	3,021	2,692	2,909	3,283	11,905	2,699	3,387	3,467	3,576	13,129	3,227	2,882	3,566	9,675
Americas	1,464	1,498	1,475	2,263	6,700	3,567	2,337	7,173	2,752	15,829	2,039	1,997	1,847	5,883
Total	4,485	4,190	4,384	5,546	18,605	6,266	5,724	10,640	6,328	28,958	5,266	4,879	5,413	15,558

Downstream
Oil Products	669	771	850	1,381	3,671	518	930	971	1,409	3,828	641	914	1,106	2,661
Chemicals	236	280	377	522	1,415	408	433	607	637	2,085	416	532	456	1,404
Total	905	1,051	1,227	1,903	5,086	926	1,363	1,578	2,046	5,913	1,057	1,446	1,562	4,065

Corporate	45	75	101	193	414	37	83	23	98	241	62	63	61	186
Total capital expenditure	5,435	5,316	5,712	7,642	24,105	7,229	7,170	12,241	8,472	35,112	6,385	6,388	7,036	19,809

Exploration expense	169	189	394	363	1,115	215	304	439	489	1,447	255	247	275	777
New equity in equity-accounted investments	264	311	620	277	1,472	370	388	382	154	1,294	196	280	116	592
New loans to equity-accounted investments	106	8	24	242	380	246	133	173	39	591	240	1,138	332	1,710

Total Capital Investment*	5,974	5,824	6,750	8,524	27,072	8,060	7,995	13,235	9,154	38,444	7,076	8,053	7,759	22,888

* Comprising:
Upstream**	4,992	4,692	5,318	6,360	21,362	7,070	6,531	11,614	6,951	32,166	5,893	5,497	5,879	17,269
Upstream International	3,440	3,127	3,541	3,855	13,963	3,343	4,009	4,124	3,904	15,380	3,629	3,332	3,863	10,824
Upstream Americas	1,552	1,565	1,777	2,505	7,399	3,727	2,522	7,490	3,047	16,786	2,264	2,165	2,016	6,445
Downstream	937	1,057	1,330	1,971	5,295	953	1,380	1,598	2,105	6,036	1,121	2,492	1,819	5,432
Oil Products	699	777	952	1,448	3,876	541	941	991	1,466	3,939	705	1,958	1,363	4,026
Chemicals	238	280	378	523	1,419	412	439	607	639	2,097	416	534	456	1,406
Corporate	45	75	102	193	415	37	84	23	98	242	62	64	61	187
Total	5,974	5,824	6,750	8,524	27,072	8,060	7,995	13,235	9,154	38,444	7,076	8,053	7,759	22,888

**Of which :
Integrated gas	1,539	1,834	1,694	1,759	6,826	1,700	2,203	2,029	1,933	7,865	1,601	1,622	1,214	4,437

Additional segmental information

Back to Index

$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Upstream
Segment earnings	3,436	2,762	5,537	4,092	15,827	4,512	4,517	4,528	4,295	17,852
Including:
- Exploration	246	235	228	448	1,157	259	227	380	532	1,398
- Depreciation, depletion and amortisation	2,340	2,335	1,991	1,902	8,568	2,002	2,345	2,480	2,471	9,298
- Share of profit of equity-accounted investments	1,046	491	2,492	1,088	5,117	1,346	1,072	956	1,219	4,593
- Production and manufacturing expenses	1,690	1,893	2,313	2,274	8,170	2,370	2,478	2,764	2,965	10,577
- Selling, distribution and administrative expenses	317	397	413	477	1,604	362	524	479	605	1,970

Cash flow from operations	5,082	5,734	5,558	4,553	20,927	7,915	6,083	7,501	3,974	25,473
Less: Net working capital movements	(879)	1,159	(1,848)	206	(1,362)	379	(379)	(654)	(303)	(957)
Cash flow from operations excluding net working capital movements	5,961	4,575	7,406	4,347	22,289	7,536	6,462	8,155	4,277	26,430

Capital employed	53,160	52,756	53,044	56,984		58,037	62,398	64,224	71,414

Downstream
Segment CCS earnings	2,217	2,297	1,789	1,800	8,103	1,463	2,408	2,491	1,736	8,098
Including:
- Depreciation, depletion and amortisation	788	774	883	857	3,302	779	835	855	772	3,241
- Share of profit of equity-accounted investments	264	563	347	453	1,627	369	622	578	501	2,070
- Production and manufacturing expenses	1,655	1,856	1,987	2,485	7,983	2,199	2,363	2,280	2,608	9,450
- Selling, distribution and administrative expenses	2,895	3,121	3,087	3,499	12,602	2,822	3,213	3,413	3,822	13,270

Cash flow from operations	3,139	2,835	1,806	4,672	12,452	(1,924)	2,127	3,453	1,766	5,422
Less: Net working capital movements	(1,258)	(1,278)	(3,187)	3,722	(2,001)	(4,408)	(2,662)	2,079	1,344	(3,647)
Cash flow from operations excluding net working capital movements	4,397	4,113	4,993	950	14,453	2,484	4,789	1,374	422	9,069

Capital employed	44,123	43,876	45,758	42,728		47,041	50,281	49,413	50,661

Corporate
Segment earnings	(113)	(213)	170	(172)	(328)	227	(448)	266	249	294

Cash flow from operations	459	(2,247)	(718)	(760)	(3,266)	1,833	(376)	(875)	219	801
Less: Net working capital movements	586	(1,799)	(455)	(633)	(2,301)	2,050	(235)	(865)	(398)	552
Cash flow from operations excluding net working capital movements	(127)	(448)	(263)	(127)	(965)	(217)	(141)	(10)	617	249

Capital employed	8,850	10,821	15,512	11,128		10,425	10,138	10,714	8,643

Shell group
CCS earnings	5,540	4,846	7,496	5,720	23,602	6,202	6,477	7,285	6,280	26,244
Minority interest	(85)	(199)	(308)	(279)	(871)	(114)	(163)	(337)	(265)	(879)
CCS earnings (after minority interest)	5,455	4,647	7,188	5,441	22,731	6,088	6,314	6,948	6,015	25,365

Cash flow from operations	8,680	6,322	6,646	8,465	30,113	7,824	7,834	10,079	5,959	31,696
Less: Net working capital movements	(1,551)	(1,918)	(5,490)	3,295	(5,664)	(1,979)	(3,276)	560	643	(4,052)
Cash flow from operations excluding net working capital movements	10,231	8,240	12,136	5,170	35,777	9,803	11,110	9,519	5,316	35,748

Capital employed	106,133	107,453	114,314	110,840		115,503	122,817	124,351	130,718

Additional segmental information

Back to Index

														Nine months
$ million	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Upstream
Segment earnings	4,321	4,087	4,101	5,585	18,094	6,339	6,857	8,647	4,663	26,506	2,184	2,091	1,543	5,818
Including:
- Exploration	263	402	576	581	1,822	286	343	731	635	1,995	348	524	637	1,509
- Depreciation, depletion and amortisation	2,410	2,478	2,046	2,979	9,913	2,329	2,423	2,524	2,629	9,905	2,346	2,238	3,274	7,858
- Share of profit of equity-accounted investments	1,339	1,132	1,269	1,706	5,446	1,797	1,726	2,148	1,850	7,521	870	1,128	524	2,522
- Production and manufacturing expenses	2,705	2,772	2,962	4,683	13,122	2,960	3,592	3,516	3,695	13,763	3,266	3,266	3,545	10,077
- Selling, distribution and administrative expenses	453	499	460	603	2,015	427	525	454	624	2,030	452	478	520	1,450

Cash flow from operations	7,199	7,681	6,858	5,625	27,363	12,540	9,446	12,496	4,199	38,681	5,778	4,006	4,168	13,952
Less: Net working capital movements	(839)	1,667	81	584	1,493	1,723	(1,158)	2,299	369	3,233	72	129	(103)	98
Cash flow from operations excluding net working capital movements	8,038	6,014	6,777	5,041	25,870	10,817	10,604	10,197	3,830	35,448	5,706	3,877	4,271	13,854

Capital employed	73,763	62,097	66,300	71,711		72,560	76,112	80,653	83,997		84,844	91,743	96,235

Downstream
Segment CCS earnings	1,958	3,423	1,988	1,219	8,588	1,396	933	2,419	561	5,309	1,003	(275)	1,292	2,020
Including:
- Depreciation, depletion and amortisation	811	722	758	815	3,106	770	966	828	1,010	3,574	708	1,004	1,027	2,739
- Share of profit of equity-accounted investments	467	888	562	489	2,406	423	530	223	(342)	834	154	180	77	411
- Production and manufacturing expenses	2,264	2,680	2,401	3,201	10,546	2,721	3,163	3,212	3,129	12,225	2,833	2,972	2,437	8,242
- Selling, distribution and administrative expenses	3,099	3,451	3,259	4,049	13,858	3,342	3,807	3,576	3,726	14,451	3,001	3,330	3,652	9,983

Cash flow from operations	2,223	1,897	2,251	(903)	5,468	2,750	(3,778)	2,234	7,401	8,607	410	(1,754)	3,157	1,813
Less: Net working capital movements	(840)	(2,459)	(341)	(4,042)	(7,682)	(444)	(9,650)	1,737	15,214	6,857	(2,004)	(1,766)	28	(3,742)
Cash flow from operations excluding net working capital movements	3,063	4,356	2,592	3,139	13,150	3,194	5,872	497	(7,813)	1,750	2,414	12	3,129	5,555

Capital employed	52,857	56,349	58,630	65,042		66,965	74,590	69,691	54,050		54,755	63,090	64,438

Corporate
Segment earnings	801	177	413	(4)	1,387	146	201	(43)	(373)	(69)	133	548	202	883

Cash flow from operations	1,759	(730)	30	571	1,630	1,572	(1,500)	(2,129)	(1,313)	(3,370)	1,371	(1,333)	25	63
Less: Net working capital movements	1,280	(912)	(468)	83	(17)	1,505	(943)	(1,821)	(896)	(2,155)	1,567	(1,198)	(309)	60
Cash flow from operations excluding net working capital movements	479	182	498	488	1,647	67	(557)	(308)	(417)	(1,215)	(196)	(135)	334	3

Capital employed	4,261	13,400	12,439	7,328		10,700	7,631	6,757	14,088		13,376	10,379	14,135

Shell group
CCS earnings	7,080	7,687	6,502	6,800	28,069	7,881	7,991	11,023	4,851	31,746	3,320	2,364	3,037	8,721
Minority interest	(148)	(131)	(110)	(116)	(505)	(105)	(89)	(120)	(66)	(380)	(23)	(24)	(47)	(94)
CCS earnings (after minority interest)	6,932	7,556	6,392	6,684	27,564	7,776	7,902	10,903	4,785	31,366	3,297	2,340	2,990	8,627

Cash flow from operations	11,181	8,848	9,139	5,293	34,461	16,862	4,168	12,601	10,287	43,918	7,559	919	7,350	15,828
Less: Net working capital movements	(399)	(1,704)	(728)	(3,375)	(6,206)	2,784	(11,751)	2,215	14,687	7,935	(365)	(2,835)	(384)	(3,584)
Cash flow from operations excluding net working capital movements	11,580	10,552	9,867	8,668	40,667	14,078	15,919	10,386	(4,400)	35,983	7,924	3,754	7,734	19,412

Capital employed	130,881	131,846	137,369	144,081		150,225	158,333	157,101	152,135		152,975	165,212	174,808

Price and Margin Information (period average)

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	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Oil & Gas (period average)[1]
Realised oil prices ($/bbl)
Europe	44.76	47.35	55.56	50.79	49.61	56.93	63.08	64.75	53.93	59.28
Asia Pacific	39.11	43.96	50.94	46.98	45.34	58.32	63.55	64.30	53.29	59.94
Other	44.97	51.03	59.30	56.24	53.16	59.92	66.79	67.95	58.50	63.33
International	44.44	49.13	57.37	53.49	51.26	58.65	65.20	66.62	56.39	61.61
Americas	42.72	45.48	54.11	51.78	47.64	53.42	61.73	60.62	51.53	56.69
Global	44.06	48.36	56.87	53.24	50.59	57.71	64.57	65.32	55.37	60.64

Bitumen production — oil sands	41.09	44.28	56.50	47.85	47.67	53.03	54.20	62.98	47.03	53.93

Realised gas prices ($/thousand scf)
Europe	5.12	4.61	4.24	5.73	4.99	7.08	6.54	6.43	7.63	6.94
Asia Pacific	2.12	2.26	3.05	2.67	2.53	2.30	2.13	2.33	2.39	2.29
Other	1.77	1.64	1.81	1.82	1.76	1.65	1.75	1.67	1.58	1.66
International	3.61	3.29	3.32	4.00	3.57	4.57	4.11	3.87	4.52	4.28
Americas	6.02	7.16	7.54	11.21	7.80	8.84	6.66	6.79	6.40	7.14
Global	4.33	4.39	4.59	5.78	4.77	5.64	4.82	4.77	5.06	5.08

Oil and gas marker industry prices
Brent ($/bbl)	47.72	51.67	61.57	56.89	54.46	61.79	69.51	69.63	59.59	65.13
WTI ($/bbl)	49.88	53.08	63.18	60.01	56.54	63.29	70.45	70.44	59.90	66.02
Henry Hub ($/MMBtu)	6.41	6.94	9.50	12.29	8.79	7.75	6.59	6.05	6.68	6.77
UK National Balancing Point (pence/therm)	37.58	30.25	29.17	65.31	41.58	69.42	34.60	33.77	29.93	41.93
Japanese Crude Cocktail — JCC ($/bbl)[2]	40.75	49.73	56.06	57.40	50.98	59.50	64.72	70.62	60.97	63.95

Refining & cracker industry margins[3] (period average)
Refining marker industry gross margins ($/bbl)
US West Coast margin	14.25	15.35	17.75	10.30	14.45	13.00	22.20	13.25	15.65	16.05
US Gulf Coast margin	8.05	10.30	18.00	12.65	12.30	12.50	20.85	14.70	10.00	14.55
Rotterdam Brent	2.50	5.00	6.05	4.80	4.60	2.35	4.75	3.45	2.05	3.15
Singapore	2.55	3.70	3.00	2.45	2.90	1.20	4.05	0.95	1.10	1.80
Cracker industry margins ($/tonne)
US ethane	435.00	352.00	334.00	529.00	413.00	580.00	397.00	416.00	416.00	452.00
Western Europe naphtha	559.00	530.00	136.00	403.00	407.00	273.00	375.00	502.00	686.00	459.00
North East Asia naphtha	697.00	277.00	296.00	131.00	350.00	305.00	297.00	670.00	598.00	481.00

[1]	Shell share of equity-accounted investments not included.

[2]	JCC prices for Q3 2009 are based on available market data up to the end of the period. Prices are subsequently updated when full market data are available.

[3]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

Price and Margin Information (period average)

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														Nine months
	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Oil & Gas (period average)[1]
Realised oil prices ($/bbl)
Europe	54.38	64.88	71.02	85.11	68.45	90.69	108.11	103.64	52.96	89.28	42.97	51.90	60.40	51.23
Asia Pacific	55.08	68.78	69.63	83.45	69.41	86.67	119.22	97.31	39.08	85.90	38.73	49.52	55.64	48.18
Other	56.78	67.15	72.83	84.11	70.17	93.46	113.24	117.90	67.20	97.89	44.74	53.54	66.09	54.62
International	55.79	66.47	71.90	84.39	69.50	91.84	111.95	111.68	60.23	93.93	43.68	52.61	63.50	52.99
Americas	50.98	56.43	66.52	77.41	62.35	86.53	111.79	109.05	47.32	88.01	36.06	52.65	61.42	50.20
Global	54.73	64.27	70.81	82.96	67.99	90.72	111.92	111.18	57.60	92.75	42.16	52.62	63.05	52.41

Bitumen production — oil sands	51.02	59.94	69.31	71.45	61.97	85.08	116.20	113.90	47.26	88.98	37.94	53.91	62.53	51.41

Realised gas prices ($/thousand scf)
Europe	7.84	5.95	6.69	8.15	7.24	9.00	9.38	8.89	10.58	9.46	9.44	5.93	6.36	7.37
Asia Pacific	2.46	2.80	2.89	4.13	3.02	3.54	3.90	4.22	4.95	4.17	3.45	2.64	2.93	3.01
Other	1.44	1.40	1.41	1.51	1.44	1.55	1.86	1.89	2.63	1.96	2.02	2.00	1.57	1.85
International	4.62	3.81	4.00	5.63	4.52	5.76	6.10	5.72	7.06	6.16	5.95	3.99	4.06	4.71
Americas	6.76	7.18	6.03	6.95	6.73	8.80	10.95	9.84	6.12	8.83	4.61	3.56	3.53	3.91
Global	5.21	4.74	4.57	6.00	5.14	6.52	7.30	6.77	6.80	6.85	5.57	3.87	3.90	4.47

Oil and gas marker industry prices
Brent ($/bbl)	57.76	68.86	74.84	88.35	72.45	96.66	121.26	115.15	55.48	97.14	44.46	59.13	68.08	57.16
WTI ($/bbl)	58.05	64.89	75.24	90.47	72.16	97.86	123.81	118.07	59.13	99.72	43.20	59.71	68.12	56.90
Henry Hub ($/MMBtu)	7.15	7.56	6.14	6.93	6.94	8.55	11.36	9.11	6.38	8.85	4.61	3.67	3.14	3.81
UK National Balancing Point (pence/therm)	22.31	20.20	30.68	46.86	30.01	53.05	60.41	61.75	57.03	58.06	46.90	27.54	21.46	31.97
Japanese Crude Cocktail — JCC ($/bbl)[2]	57.52	64.67	71.25	82.71	69.04	92.00	110.24	129.10	77.03	102.10	44.28	53.01	68.93	53.71

Refining & cracker industry margins[3] (period average)
Refining marker industry gross margins ($/bbl)
US West Coast margin	22.15	23.10	8.05	10.60	15.95	8.75	11.55	8.25	8.50	9.40	10.65	6.05	3.75	6.75
US Gulf Coast margin	12.85	27.05	15.40	9.65	16.30	8.70	10.55	12.30	4.05	8.95	7.90	7.20	5.40	6.80
Rotterdam Brent	3.70	6.30	3.50	4.35	4.45	3.55	5.85	6.00	5.55	5.25	3.00	1.65	1.45	2.05
Singapore	3.05	3.60	2.50	1.95	2.80	1.80	3.95	1.85	4.45	3.00	2.85	0.20	(0.75)	0.75
Cracker industry margins ($/tonne)
US ethane	332.00	320.00	352.00	334.00	334.00	359.00	413.00	460.00	490.00	445.00	352.00	266.00	266.00	295.00
Western Europe naphtha	525.00	423.00	469.00	279.00	424.00	433.00	262.00	648.00	1,448.00	675.00	164.00	218.00	387.00	256.00
North East Asia naphtha	518.00	138.00	272.00	(17.00)	216.00	8.00	28.00	65.00	(29.00)	17.00	(67.00)	(8.00)	143.00	23.00

[1]	Shell share of equity-accounted investments not included.

[2]	JCC prices for Q3 2009 are based on available market data up to the end of the period. Prices are subsequently updated when full market data are available.

[3]	The refining and cracker industry margins shown above do not represent actual Shell realised margins for the periods. These are estimated industry margins based on available market information at the end of the quarter.

Upstream — Operational data

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	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Crude oil production (thousand b/d)
Europe	571	566	516	510	541	531	488	433	533	496
Asia Pacific	232	233	222	227	228	232	232	254	251	242
Other:
Middle East and North Africa	389	393	434	409	406	397	405	408	394	401
SPDC — Nigeria[1]	315	312	309	300	309	196	126	118	117	139
Other Sub-Saharan Africa	64	63	62	70	65	141	196	228	235	200
Russia, CIS	3	20	77	46	36	10	33	81	86	54
International	1,574	1,587	1,620	1,562	1,585	1,507	1,480	1,522	1,616	1,532
USA	400	403	289	243	333	291	295	353	349	322
Other Americas	92	80	70	75	80	91	76	81	130	94
Bitumen production — oil sands	78	98	98	106	95	77	46	98	106	82
Americas	570	581	457	424	508	459	417	532	585	498
Total crude oil production	2,144	2,168	2,077	1,986	2,093	1,966	1,897	2,054	2,201	2,030

Natural gas production available for sale (million scf/d2)
Europe	4,951	3,175	2,268	4,266	3,659	5,447	3,027	2,125	3,529	3,523
Asia Pacific	2,369	2,225	2,267	2,359	2,250	2,488	2,381	2,356	2,459	2,421
Other:
Middle East and North Africa	272	256	231	332	328	320	304	273	268	291
SPDC — Nigeria[1]	387	383	341	397	377	444	481	475	418	455
Other Sub-Saharan Africa	—	—	—	—	—	—	—	—	—	—
Russia, CIS	—	—	—	—	—	—	—	—	—	—
International	7,979	6,039	5,107	7,354	6,614	8,699	6,193	5,229	6,674	6,690
USA	1,385	1,357	948	919	1,150	1,117	1,175	1,186	1,173	1,163
Other Americas	511	479	496	511	499	508	497	527	530	515
Americas	1,896	1,836	1,444	1,430	1,649	1,625	1,672	1,713	1,703	1,678
Total natural gas production	9,875	7,875	6,551	8,784	8,263	10,324	7,865	6,942	8,377	8,368

Total production in barrels of oil equivalent (thousand boe/d3)
Europe	1,425	1,113	907	1,246	1,172	1,470	1,010	800	1,142	1,104
Asia Pacific	640	617	613	634	616	660	642	660	675	659
Other:
Middle East and North Africa	436	437	474	466	463	452	457	455	440	451
SPDC — Nigeria[1]	382	378	368	368	374	273	209	200	189	217
Other Sub-Saharan Africa	64	63	62	70	65	141	196	228	235	200
Russia, CIS	3	20	77	46	36	10	33	81	86	54
International	2,950	2,628	2,501	2,830	2,726	3,006	2,547	2,424	2,767	2,685
USA	639	637	453	401	531	484	498	557	551	523
Other Americas	180	163	155	163	166	179	162	172	221	183
Bitumen production — oil sands	78	98	98	106	95	77	46	98	106	82
Americas	897	898	706	670	792	740	706	827	878	788
Total production	3,847	3,526	3,207	3,500	3,518	3,746	3,253	3,251	3,645	3,473

LNG sales volumes (million tonnes)	2.88	2.48	2.48	2.81	10.65	3.00	2.84	2.94	3.34	12.12

[1]	Shell Petroleum Development Nigeria

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre.

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d.

Upstream — Operational data

Back to Index

														Nine months
	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Crude oil production (thousand b/d)
Europe	447	442	406	395	423	416	390	335	361	375	361	306	303	324
Asia Pacific	231	235	214	227	227	208	196	200	218	206	207	181	190	193
Other:
Middle East and North Africa	385	382	375	371	377	370	374	379	392	380	363	361	363	362
SPDC — Nigeria[1]	107	101	108	126	111	123	112	103	92	107	100	77	76	84
Other Sub-Saharan Africa	232	204	229	230	224	199	201	203	201	201	174	179	191	181
Russia, CIS	37	46	66	63	53	58	61	79	88	71	92	109	107	103
International	1,439	1,410	1,398	1,412	1,415	1,374	1,334	1,299	1,352	1,340	1,297	1,213	1,230	1,247
USA	343	328	314	310	324	301	293	231	264	272	275	278	268	274
Other Americas	83	79	80	76	79	81	84	82	77	81	67	78	69	71
Bitumen production — oil sands	96	91	82	55	81	84	72	77	79	78	75	78	81	78
Americas	522	498	476	441	484	466	449	390	420	431	417	434	418	423
Total crude oil production	1,961	1,908	1,874	1,853	1,899	1,840	1,783	1,689	1,772	1,771	1,714	1,647	1,648	1,670

Natural gas production available for sale (million scf/d2)
Europe	4,110	2,496	2,231	4,569	3,350	4,894	2,930	2,446	4,450	3,679	4,762	2,532	2,296	3,187
Asia Pacific	2,455	2,414	2,587	2,166	2,405	2,438	2,512	2,508	2,718	2,544	2,708	2,673	2,694	2,692
Other:
Middle East and North Africa	260	251	248	239	250	232	230	229	256	237	302	240	266	269
SPDC — Nigeria[1]	519	601	623	594	584	619	549	591	449	552	253	256	260	256
Other Sub-Saharan Africa	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Russia, CIS	—	—	—	—	—	—	—	—	—	—	38	162	259	154
International	7,344	5,762	5,689	7,568	6,589	8,183	6,221	5,774	7,873	7,012	8,063	5,863	5,775	6,558
USA	1,162	1,091	1,131	1,138	1,130	1,105	1,096	942	1,071	1,053	1,110	1,056	1,017	1,061
Other Americas	475	514	509	479	495	467	472	491	587	504	578	695	619	631
Americas	1,637	1,605	1,640	1,617	1,625	1,572	1,568	1,433	1,658	1,557	1,688	1,751	1,636	1,692
Total natural gas production	8,981	7,367	7,329	9,185	8,214	9,755	7,789	7,207	9,531	8,569	9,751	7,614	7,411	8,250

Total production in barrels of oil equivalent (thousand boe/d3)
Europe	1,156	872	790	1,183	1,000	1,260	895	757	1,128	1,009	1,182	743	699	873
Asia Pacific	654	651	660	600	642	628	629	631	687	645	674	642	654	657
Other:
Middle East and North Africa	430	425	418	412	420	410	414	418	436	420	416	402	409	408
SPDC — Nigeria[1]	196	205	215	228	212	230	207	205	169	202	144	121	121	128
Other Sub-Saharan Africa	232	204	229	230	224	199	201	203	201	201	174	179	191	181
Russia, CIS	37	46	66	63	53	58	61	80	88	72	98	137	152	130
International	2,705	2,403	2,378	2,716	2,551	2,785	2,407	2,294	2,709	2,549	2,688	2,224	2,226	2,377
USA	543	516	509	506	519	492	482	393	449	453	466	460	443	457
Other Americas	165	168	168	159	164	161	165	167	178	168	167	198	176	180
Bitumen production — oil sands	96	91	82	55	81	84	72	77	79	78	75	78	81	78
Americas	804	775	759	720	764	737	719	637	706	699	708	736	700	715
Total production	3,509	3,178	3,137	3,436	3,315	3,522	3,126	2,931	3,415	3,248	3,396	2,960	2,926	3,092

LNG sales volumes (million tonnes)	3.30	3.25	3.29	3.34	13.18	3.51	3.08	3.10	3.36	13.05	3.06	2.89	3.49	9.44

[1]	Shell Petroleum Development Nigeria

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre.

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d.

Downstream — Operational data

Back to Index

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2006
Refinery processing intake (thousand b/d)
Europe	1,805	1,775	1,774	1,861	1,804	1,742	1,627	1,758	1,800	1,732
Asia Pacific	789	750	773	768	770	741	759	770	733	751
Americas	1,384	1,378	1,282	1,270	1,328	1,307	1,330	1,352	1,299	1,322
Other	79	78	81	79	79	72	73	27	58	57
	4,057	3,981	3,910	3,978	3,981	3,862	3,789	3,907	3,890	3,862

Oil sales volumes (thousand b/d)
Gasolines	2,532	2,587	2,230	2,271	2,404	2,148	2,186	2,256	2,232	2,206
Kerosenes	842	844	770	791	811	732	780	750	732	749
Gas/diesel oils	2,443	2,449	2,142	2,154	2,296	2,196	2,071	2,074	2,087	2,106
Fuel oil	906	875	783	814	844	808	735	729	715	747
Other products	741	703	700	665	702	641	654	712	701	677
Total oil products *	7,464	7,458	6,625	6,695	7,057	6,525	6,426	6,521	6,467	6,485

*Comprising:
Europe	2,653	2,497	2,625	2,714	2,624	2,661	2,509	2,614	2,674	2,615
Asia Pacific	1,144	1,102	1,132	1,167	1,136	1,158	1,117	1,085	1,118	1,119
Americas	3,151	3,334	2,348	2,319	2,784	2,220	2,259	2,268	2,121	2,217
Other	516	525	520	495	513	486	541	554	554	534

Chemical sales volumes by main product category [1]** (thousand tonnes)
Base chemicals	3,513	3,418	3,324	3,455	13,710	3,714	3,504	3,430	3,498	14,146
First line derivatives and other	2,348	2,229	2,265	2,274	9,116	2,227	2,366	2,206	2,192	8,991
	5,861	5,647	5,589	5,729	22,826	5,941	5,870	5,636	5,690	23,137

**Comprising:
Europe	2,577	2,440	2,495	2,506	10,018	2,463	2,433	2,232	2,233	9,361
Asia Pacific	1,198	1,090	1,118	1,162	4,568	1,252	1,206	1,221	1,286	4,965
Americas	1,963	1,943	1,789	1,862	7,557	2,034	2,067	2,019	1,983	8,103
Other	123	174	187	199	683	192	164	164	188	708

Availability (%)[2]
Refinery						90	91	94	94	92
Petrochemicals manufacturing plant						92	95	88	87	90

[1]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

[2]	2005 data is not available.

Downstream — Operational data

Back to Index

														Nine months
	Q1 2007	Q2 2007	Q3 2007	Q4 2007	2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	Q1 2009	Q2 2009	Q3 2009	2009
Refinery processing intake (thousand b/d)
Europe	1,590	1,713	1,813	1,803	1,731	1,741	1,498	1,462	1,227	1,481	1,357	1,360	1,349	1,356
Asia Pacific	704	748	792	747	748	683	663	610	671	657	572	538	504	538
Americas	1,259	1,283	1,221	1,187	1,237	1,196	1,225	1,137	1,151	1,177	1,151	1,163	1,105	1,139
Other	55	62	61	75	63	74	78	64	76	73	73	75	39	62
	3,608	3,806	3,887	3,812	3,779	3,694	3,464	3,273	3,125	3,388	3,153	3,136	2,997	3,095

Oil sales volumes (thousand b/d)
Gasolines	2,263	2,224	2,176	2,051	2,178	2,083	2,067	2,028	2,025	2,051	1,957	2,107	2,091	2,052
Kerosenes	720	731	768	802	756	814	816	810	728	792	718	727	770	739
Gas/diesel oils	2,114	2,238	2,396	2,429	2,295	2,337	2,225	2,231	2,225	2,254	2,046	2,047	1,940	2,011
Fuel oil	679	667	699	769	704	839	776	623	732	742	620	572	600	597
Other products	630	630	717	791	692	758	758	711	690	729	688	721	720	710
Total oil products *	6,406	6,490	6,756	6,842	6,625	6,831	6,642	6,403	6,400	6,568	6,029	6,174	6,121	6,109

*Comprising:
Europe	2,484	2,518	2,684	2,805	2,623	2,778	2,460	2,508	2,513	2,565	2,257	2,168	2,251	2,226
Asia Pacific	1,211	1,102	1,160	1,199	1,168	1,163	1,318	1,125	1,118	1,181	1,133	1,212	1,172	1,172
Americas	2,151	2,275	2,308	2,246	2,246	2,261	2,297	2,207	2,229	2,248	2,136	2,193	2,128	2,152
Other	560	595	604	592	588	629	567	563	540	574	503	601	570	559

Chemical sales volumes by main product category [1]** (thousand tonnes)
Base chemicals	3,280	3,222	3,302	3,164	12,968	3,119	3,061	2,809	2,584	11,573	2,419	2,429	2,615	7,463
First line derivatives and other	2,287	2,431	2,400	2,469	9,587	2,340	2,335	2,180	1,899	8,754	1,875	2,030	2,108	6,013
	5,567	5,653	5,702	5,633	22,555	5,459	5,396	4,989	4,483	20,327	4,294	4,459	4,723	13,476

**Comprising:
Europe	2,273	2,220	2,225	2,190	8,908	2,289	2,189	2,112	1,882	8,472	1,782	1,874	1,874	5,530
Asia Pacific	1,175	1,215	1,173	1,252	4,815	1,091	1,144	1,051	1,025	4,311	986	1,003	1,104	3,093
Americas	2,041	2,053	2,101	1,986	8,181	1,942	1,913	1,654	1,422	6,931	1,389	1,469	1,588	4,446
Other	78	165	203	205	651	137	150	172	154	613	137	113	157	407

Availability (%)[2]
Refinery	85	92	93	94	91	92	92	88	90	91	92	95	94	93
Petrochemicals manufacturing plant	91	93	94	93	93	95	95	86	93	94	92	88	95	92

[1]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

[2]	2005 data is not available.

Back to Index

CAUTIONARY STATEMENT
This document is unaudited and does not comprise statutory accounts. Statutory accounts for the year ended December 31, 2008 were approved by the Board of Directors on March 11, 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.
Fourth quarter and full year 2009 results are expected to be announced on February 4, 2010. First quarter 2010 results are expected to be announced on April 28, 2010, second quarter 2010 results are expected to be announced on July 29, 2010 and third quarter 2010 results are expected to be announced on October 28, 2010. There will be a Shell strategy update on March 16, 2010.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, October 29, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
October 29, 2009